SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934* (Amendment No. 6)
Five Oaks Investment Corp.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
33830W106
 (CUSIP Number)
Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
200 Liberty Street, 22nd Floor
New York, New York 10281
(212) 915-6140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B Stebbins, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
 (212) 728-8000

December 27, 2016

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 33830W106	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS XL Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,794,537
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,794,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,794,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.61%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS XL Group Investments Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,794,537
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,794,537
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,794,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.61%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS XL Bermuda Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,804,767
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,804,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.65%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D
CUSIP No. 33830W106	Page 5 of 15 pages

1	NAMES OF REPORTING PERSONS XL Group Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 7,804,767
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 7,804,767
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,804,767
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.65%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 6”) amends the Schedule 13D filed on April 8, 2013 (the “Original Schedule 13D”), as previously amended on May 28, 2013 by Amendment No. 1 to Schedule 13D, on February 25, 2014 by Amendment No. 2 to the Schedule 13D, on March 7, 2014 by Amendment No. 3 to the Schedule 13D, on June 24, 2014 by Amendment No. 4 to the Schedule 13D, and on July 23, 2014 by Amendment No. 5 to the Schedule 13D (the Original Schedule 13D as so amended is collectively referred to herein as the “Schedule 13D”).  This Amendment No. 6  relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”).
This Amendment No. 6 is being filed to reflect the distribution by the Company on December 27, 2016 (the “Dividend”) of a combination of cash and shares of Common Stock to the holders of the Common Stock.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 1.	Security and Issuer.
The final sentence of Item 1 of the Schedule 13D is hereby replaced with the following:
The address of the principal executive offices of the Company is 540 Madison Avenue, 19th Floor, New York, New York 10022.

Item 2.	Identity and Background.
Item 2(a)–(c) and 2(f) of the Schedule 13D is hereby amended in its entirety as follows:
(a)          This Schedule 13D is being filed on behalf of XL Investments Ltd, a Bermuda exempted company (“XL Investments”), XL Group Investments Ltd, a Bermuda exempted company (“XLGI Ltd”), XL Bermuda Ltd, a Bermuda exempted company (“XL Bermuda”), and XL Group Investments LLC, a Delaware limited liability company (“XLGI LLC” and, together with XL Investments, XLGI Ltd and XL Bermuda, the “Reporting Persons”).  XL Bermuda was formed through the amalgamation under Bermuda law of XL Insurance (Bermuda) Ltd and XL Re Ltd (the “Amalgamation”).  As a result of the Amalgamation, the property of each amalgamating company became the property of XL Bermuda as the amalgamated company, including XL Insurance (Bermuda) Ltd’s beneficial ownership of Common Stock.
(b)          The address of the principal office of (i) XL Investments, XLGI Ltd and XL Bermuda is O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda, (ii) XLGI LLC is 200 Liberty Street, 22nd Floor, New York, NY 10281, and (iii) each of the entities, directors and executive officers named on Schedule I (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon.  The Schedule I filed with this Amendment No. 6 replaces Schedule I to the Schedule 13D in its entirety.

(c)          The principal business of XL Investments is making investments.  The principal business of XLGI Ltd is providing investment-related services solely to XL Investments and various other subsidiaries of XL Group Ltd.  The principal business of XL Bermuda is providing insurance and reinsurance coverages to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis.  The principal business of XLGI LLC is providing investment-related services solely to subsidiaries of XL Group Ltd.  The principal business of each of the Scheduled Persons is listed on Schedule I.
(f)          Except as otherwise indicated on Schedule I, each of the directors and executive officers named on Schedule I is a United States citizen.

Item 5.          Interest in Securities of the Issuer.
Item 5(a)–(c) of the Schedule 13D is hereby amended in its entirety as follows:
(a)          As of December 27, 2016, each of XL Investments and XLGI Ltd may be deemed to beneficially own 7,794,537 shares of Common Stock, representing 36.61% of the outstanding shares of Common Stock, and each of XL Bermuda and XLGI LLC may be deemed to beneficially own 7,804,767 shares of Common Stock, representing 36.65% of the outstanding shares of Common Stock.  All percentages of the outstanding Common Stock are based on (i) the 14,602,394 shares of Common Stock reported by the Company as outstanding as of November 9, 2016 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 plus (ii) the 2,936,798 shares of Common Stock reported by the Company as issued in the Dividend in its press release issued December 27, 2016 plus (iii) the 3,753,492 shares of Common Stock issuable upon exercise of the Warrants.
The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.
(b)          Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,794,537 shares of Common Stock it may be deemed to beneficially own.  In addition, each of XL Bermuda and XLGI LLC shares the power to vote or to direct the vote and to dispose or direct the disposition of the 10,230 additional shares of Common Stock it may be deemed to beneficially own.
(c)          On December 27, 2016, each of the Reporting Persons acquired beneficial ownership of 1,440,370 shares of Common Stock as a result of the receipt by XL Investments Ltd of 811,878 shares of Common Stock in the Dividend and the adjustment of number of shares of Common Stock purchasable upon exercise of the Warrants to 3,753,492.  On December 27, 2016, each of XL Bermuda and XLGI

LLC acquired beneficial ownership of an additional 2,055 shares of Common Stock as a result of the receipt by XL Global, Inc. of 2,055 shares of Common Stock in the Dividend.
No other transactions in Common Stock were effected during the past sixty days by the Reporting Person or, to their knowledge, any of the Scheduled Persons.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplemented to add thereto the following information:

As a result of the Dividend, the exercise price of the Warrants was adjusted as of December 27, 2016 to $13.11 per share of Common Stock, and the number of shares of Common Stock purchasable upon exercise of the Warrants was adjusted to 3,753,492.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2016	XL INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: December 29, 2016	XL GROUP INVESTMENTS LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: December 29, 2016	XL BERMUDA LTD By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person
Dated: December 29, 2016	XL GROUP INVESTMENTS LLC By: /s/ George Bumeder Name: George Bumeder Title: Authorized Person

SCHEDULE I
XL Global, Inc. is a wholly owned subsidiary of X.L. America, Inc., which is a wholly owned subsidiary of XL Financial Holdings (Ireland) Limited, which is a wholly owned subsidiary of XL Bermuda.  XLGI LLC is a wholly owned subsidiary of XL Reinsurance America Inc., which is a wholly owned subsidiary of X.L. America, Inc.  XL Bermuda is a wholly owned subsidiary of EXEL Holdings Limited, which is a wholly owned subsidiary of XLIT Ltd., which is a wholly owned subsidiary of XL Group Ltd.

X.L. America, Inc. is organized in Delaware with its principal place of business located at Seaview House, 70 Seaview Avenue, Stamford, CT 06902.  XL Financial Holdings (Ireland) Limited is organized in Ireland with its principal place of business located at XL House, 8 St. Stephen’s Green, Dublin 2, Ireland.  XL Reinsurance America Inc. is organized in New York with its principal place of business located at 70 Seaview Avenue, Stamford, CT 06902.  EXEL Holdings Limited is organized in the Cayman Islands with its principal place of business located c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  XLIT Ltd. is organized in the Cayman Islands with its principal place of business located at O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.  XL Group Ltd is organized in Bermuda with its principal place of business located at O’Hara House, One Bermudiana Road, Hamilton HM 08, Bermuda.

Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of XL Group Ltd and of each of the Reporting Persons.  Except as otherwise indicated, each such person is a citizen of the United States.

XL Group Ltd
Name	Present Business Address	Present Principal Occupation
Directors:
Robert R. Glauber	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Lecturer, Harvard Kennedy School of Government
Ramani Ayer	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Chairman and CEO of the Hartford Financial Services Group, Inc.

Stephen Catlin (citizen of United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Executive Deputy Chairman, XL Group Ltd
Dale Comey	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Executive Vice President, ITT Corporation
Claus-Michael Dill (citizen of Germany)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former CEO, AXA Group Germany
Edward J. Kelly, III	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Chairman, Citigroup Inc. Institutional Clients Group
Suzanne Labarge (citizen of Canada)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Vice Chairman and Chief Risk Officer, Royal Bank of Canada (RBC Financial Group)
Joseph Mauriello	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Deputy Chairman and Chief Operating Officer, KPMG LLP (United States)
Michael McGavick	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	CEO, XL Group Ltd
Eugene M. McQuade	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Vice Chairman, Citigroup
Clayton S. Rose	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	President, Bowdoin College
Anne Stevens	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Chairman, CEO and Principal of SA IT Services

John M. Vereker (citizen of United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Former Governor and Commander-in-Chief, Bermuda

Executive Officers Not Otherwise Listed Above:
Paul Brand (citizen of United Kingdom)	20 Gracechurch Street London, EC3V 0BG United Kingdom	Executive Vice President, Chair of the Insurance Leadership Team, and Chief Underwriting Officer, Insurance
Susan L. Cross	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Global Chief Actuary
Kirstin Gould	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Executive Vice President, General Counsel and Secretary
Gregory S. Hendrick	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Executive, Reinsurance Operations
Myron Hendry	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Platform Officer
Paul Jardine (citizen of United Kingdom)	20 Gracechurch Street London, EC3V 0BG United Kingdom	Executive Vice President and Chief Experience Officer
Kelly Lyles	20 Gracechurch Street London, EC3V 0BG United Kingdom	Executive Vice President, Deputy Chair of the Insurance Leadership Team and Chief Regional Officer, Insurance
Benjamin Meuli (citizen of United Kingdom and Switzerland)	Limmatstrasse 250, Brewery Building 8005 Zurich, Switzerland	Executive Vice President and Chief Investment Officer
Peter R. Porrino	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Financial Officer
Jacob D. Rosengarten	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Enterprise Risk Officer

Eileen Whelley	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Human Resources Officer

XL Investments
Name	Present Business Address	Present Principal Occupation
Directors:
Stuart Clare (citizen of Australia)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President and Head of Investment Operations, XLGI Ltd
Mary Hayward	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President and Head of Fixed Income, XLGI Ltd
Charles Stanley Lee (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Financial Officer, Insurance, XL Bermuda

Executive Officers Not Otherwise Listed Above:
None

XLGI Ltd
Name	Present Business Address	Present Principal Occupation
Directors:
Stuart Clare (citizen of Australia)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President and Head of Investment Operations
Mary Hayward	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President and Head of Fixed Income

Charles Stanley Lee (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Financial Officer, Insurance, XL Bermuda
Executive Officers Not Otherwise Listed Above:
None

XL Bermuda
Name	Present Business Address	Present Principal Occupation
Directors:
Mark Berry (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Underwriter International and Specialty
Charles Cooper (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Executive Officer, Reinsurance
Mary Hayward	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Senior Vice President and Head of Fixed Income, XLGI Ltd
Derrick Irby	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Head of Reinsurance Finance
Matthew Irvine (citizen of United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Underwriting Officer, Specialty Insurance
Charles Stanley Lee (citizen of Bermuda)	O’Hara House	Chief Financial Officer, Insurance
Fielding Norton	O’Hara House	Deputy Chief Enterprise Risk Officer, XL Group Ltd

One Bermudiana Road Hamilton HM 08 Bermuda
Patrick D. Tannock (citizen of Bermuda)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Executive Officer, Insurance
Mark Twite (citizen of United Kingdom)	O’Hara House One Bermudiana Road Hamilton HM 08 Bermuda	Chief Financial Officer, Reinsurance
Executive Officers Not Otherwise Listed Above:

XLGI LLC
Name	Present Business Address	Present Principal Occupation
Managers:
Thomas Burke	200 Liberty Street, 22nd Floor New York, NY 10281	Executive Vice President, Head of Hedge Fund Investments
Executive Officers Not Otherwise Listed Above:
W. Steadman Watson, Jr.	200 Liberty Street, 22nd Floor New York, NY 10281	Executive Vice President, Global Head, Strategy Asset Allocation
Jeffrey Lobo	200 Liberty Street, 22nd Floor New York, NY 10281	Senior Vice President, Head of Market Risk Management
David Czerniecki	200 Liberty Street, 22nd Floor New York, NY 10281	Senior Vice President, Senior Portfolio Manager
Matthew Murabito	200 Liberty Street, 22nd Floor New York, NY 10281	General Counsel and Secretary
George Bumeder	200 Liberty Street, 22nd Floor New York, NY 10281	Senior Vice President, Investment Manager Business and Alternatives